UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 under the

Securities Exchange Act of 1934

For September 28, 2020

Commission File Number: 333-213314

HUAHUI EDUCATION GROUP LIMITED

(FKA HUAHUI EDUCATION GROUP CORPORATION)

(Translation of registrant’s name into English)

13th Floor, Building B1, Wisdom Plaza,

Qiaoxiang Road, Nanshan District

Shenzhen, Guangdong Province, China 518000

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F [X] Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

TABLE OF CONTENTS

REPORT ON FORM 6-K FOR THE SIX MONTHS ENDED JUNE 30, 2020

2

HUAHUI EDUCATION GROUP LIMITED

CONSOLIDATED BALANCE SHEETS

(In U.S. Dollars, except share data or otherwise stated)

AS OF JUNE 30, 2020 AND DECEMBER 31, 2019

	JUNE 30, 2020	DECEMBER 31, 2019
	UNAUDITED	AUDITED
	USD	USD
ASSETS
Current assets:
Cash and cash equivalents	236,717	1,165,793
Accounts receivable	27,761	-
Other receivables	264,227	70,670
Prepaid expenses and other current assets	42,413	65,574
Total current assets	571,118	1,302,037

Non-current assets:
Leasehold improvements and equipment, net	68,447	100,656
Deferred tax assets	7,913	-
Operating lease right-of-use assets	301,751	415,770
Total non-current assets	378,111	516,426
Total assets	949,229	1,818,463

LIABILITIES AND EQUITY
Current liabilities:
Deferred revenue	421,561	509,385
Accounts payable, other payables and accruals	119,355	227,565
Current operating lease liabilities	148,877	173,292
Income tax payable	-	28,694
Amount due to related parties	333,083	444,802
Total current liabilities	1,022,876	1,383,738

Non-current liabilities:
Non-current operating lease liabilities	152,874	242,478
Total non-current liabilities	152,874	242,478
Total liabilities	1,175,750	1,626,216

Equity (deficit)
Share capital ($0.0001 par value, 302,734,900 shares issued and outstanding for the six months ended June 30, 2020 and the year ended December 31, 2019)	30,273	30,273
Additional paid-in capital	(1,140)	(1,140)
Foreign currency translation reserve	(5,258)	89
Retained earnings	(250,396)	163,025
Total equity	(226,521)	192,247
Total liabilities and equity	949,229	1,818,463

The accompanying notes are an integral part of the financial statements.

3

HUAHUI EDUCATION GROUP LIMITED

UNAUDITED CONSOLIDATED STATEMENTS OF INCOME (LOSS) AND COMPREHENSIVE

INCOME (LOSS)

(In U.S. Dollars, except share data or otherwise stated)

FOR THE SIX MONTHS ENDED JUNE 30, 2020 AND 2019

	For The Six Months Ended
	June 30, 2020	June 30, 2019
	USD	(Restated)
		USD
Revenue	205,164	698,117
Cost of Revenue	(88,888)	(199,948)
Gross profit	116,276	498,169

Selling and marketing expenses	(154)	(4,518)
General and administrative expenses	(537,862)	(420,216)
Operating (loss) income	(421,740)	73,435

Other (expenses) income, net	(1,547)	10,433
(Loss) income before income taxes	(423,287)	83,868

Income tax benefits (expenses)	9,866	(47,866)
Net (loss) income	(413,421)	36,002

Foreign currency translation differences	(5,347)	(2,013)
Total comprehensive loss for the years	(418,768)	33,989

Basic and diluted (loss) earnings per ordinary share	(0.00)	0.00

Weighted average number of shares outstanding-Basic and diluted	302,734,900	302,734,900

The accompanying notes are an integral part of the financial statements.

4

HUAHUI EDUCATION GROUP LIMITED

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY (DEFICIT)

FOR THE SIX MONTHS ENDED JUNE 30, 2020 AND 2019

	Share Capital	Capital Reserve	Foreign Currency Translation Reserve	Retained Earnings (Loss)	Total Equity (Deficit)
	USD	USD	USD	USD	USD

Balance at January 1, 2019 (Audited)	30,273	(1,140)	3,345	(210,914)	(178,436)
Income for the year	-	-	-	36,002	36,002
Foreign currency translation loss	-	-	(2,013)	-	(2,013)
Balance at June 30, 2019 (Unaudited)	30,273	(1,140)	1,332	(174,912)	(144,447)

Balance at January 1, 2020 (Audited)	30,273	(1,140)	89	163,025	192,247
Income for the year	-	-	-	(413,421)	(413,421)
Foreign currency translation gain	-	-	(5,347)	-	(5,347)
Balance at June 30, 2020 (Unaudited)	30,273	(1,140)	(5,258)	(250,396)	(226,521)

The accompanying notes are an integral part of the financial statements.

5

HUAHUI EDUCATION GROUP LIMITED

UNAUDITED CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE SIX MONTHS ENDED JUNE 30, 2020 AND 2019

	For the six months ended
	June 30, 2020	June 30, 2019
	USD	USD
Cash flows from operating activities:
Net (loss) income	(413,421)	36,002
Adjustments for:
Depreciation expense	19,502	37,247
Loss from disposal of furniture and equipment	-	10,419
Deferred taxes	(7,964)	47,284
Changes in:
Accounts receivable	(27,941)	(7,340)
Other receivables	(190,068)	(18,987)
Prepaid expenses and other current assets	16,305	(39,734)
Other payables and accruals	(121,240)	(1,640)
Deferred revenue	(79,937)	126,396
Net cash (used in) provided by operating activities	(804,764)	189,647
Cash flows from investing activities:
Additions to leasehold improvements and equipment	(1,047)	(151,290)
Proceeds from sale of furniture and equipment	-	9,161
Net cash used in investing activities	(1,047)	(142,129)
Cash flows from financing activities:
Proceeds from advances from related parties	60,627	251,924
Repayment of advances to related parties	(170,593)	(107,809)
Net cash (used in) provided by financing activities	(109,966)	144,115
Effect of exchange rate changes on cash and cash equivalents	(13,299)	(2,707)
Net (decrease) increase in cash and cash equivalents	(929,076)	188,926
Cash and cash equivalents at the beginning of period	1,165,793	189,210
Cash and cash equivalents at the end of period	236,717	378,136
Supplemental disclosure of non-cash investing and financing activities:
Right-of-use assets obtained in exchange for operating lease obligations	97,352	485,282

The accompanying notes are an integral part of the financial statements.

6

HUAHUI EDUCATION GROUP LIMITED

CONSOLIDATED NOTES TO THE FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED JUNE 30, 2020 (UNAUDITED) AND 2019 (UNAUDITED)

1.    DESCRIPTION OF BUSINESS

HUAHUI EDUCATION GROUP CORPORATION, formerly DUONAS CORP. (“HHEG Nevada” or “Nevada Company”) was incorporated in the State of Nevada on September 19, 2014 to start business operations concerned with production of stylish decorative items made from concrete, such as: different sculptures, candleholders, lamps, tabletops, bookcases, vases of different shapes and forms, decorations for the garden; and subsequent selling thereof.

A change of control took place on November 2, 2017 from Vladyslav Beinars. Control was obtained by the sale of 2,000,000 shares of Nevada Company common stock from Vladyslav Beinars to Zhongpeng Chen, Shuiyu Zhong, Xihan Huang, Meihua Zhuang, Peina Huang, Yanru He, Yin Ao, Zhanpeng Fang, Liming Huang, Chuhong Huang, Xiaodong Du, Qiaohong Xie, Lizhen Huang, Liyu Zhang, Chuhua Chen, Meina Xie, Meiyun Wang, Ning Xie, Lirong Zhang, Chan Li, Qiongju Ou, Xijuan Huang, Yihao Chen, Huilin Chen, Yulan Chen, Yixiong Chen, Qixia Yao, Baoquan Huang, Wei Xiong, Changli Huang and Wu Lin. In connection with the transaction, Vladyslav Beinars released the Company from all debts owed.

Through October 22, 2017, Nevada Company’s primary business activity was production of stylish decorative items made from concrete, such as: different sculptures, candleholders, lamps, tabletops, bookcases, vases of different shapes and forms, decorations for the garden; and subsequent selling thereof. Subsequently, Nevada Company’s operations were determined and structured by the new investor group. As such, at December 31, 2018, Nevada Company accounted for the related assets, liabilities and results of operations up to October 22, 2017 as discontinued operations.

On February 22, 2019, Nevada Company completed the process of redomiciling from Nevada to the Cayman Islands. The Board of Directors had established a wholly owned subsidiary in the Cayman Islands named HUAHUI EDUCATION GROUP LIMITED (“HHEG Cayman” or “Company”), and merged Nevada Company into HHEG Cayman. HHEG Cayman is the surviving company. There was no change in the number of outstanding shares of Nevada Company’s Common Stock and that each share of HHEG Nevada Common Stock was converted into one ordinary share of HHEG Cayman.

On July 2, 2019, the Company’s board of directors unanimously approved modifying the Company’s accounting fiscal year end from June 30 to December 31.

On July 3, 2019 (the “Closing Date”), HHEG Cayman, an exempted company limited by shares under the laws of the Cayman Islands, closed on a share exchange (the “Share Exchange”) with HUAHUI GROUP STOCK LTD, (“HGSL”), a Seychelles company limited by shares, and HUAHUI GROUP (HK) CO., LTD (“HGHK”), a company with limited liability formed under the laws of Hong Kong and a wholly owned subsidiary of HGSL. As a result, HGHK is now a wholly owned subsidiary of the Company. Under the Share Exchange Agreement, on the Closing Date, the Company issued a total of 300,000,000 of its ordinary shares to the HGSL Shareholders in exchange for 100% of the common stock of HGSL. After the closing, the HGSL Shareholders own approximately 99.1% of the Company’s outstanding shares and the former shareholders of the Company own approximately 0.9%. Mr. Zihua Wu, the former sole officer and director of the Company, resigned from all positions with the Company immediately before the closing of the Share Exchange and Mr. Junze Zhang was appointed as the Company’s President, Chief Executive Officer, Chief Financial Officer and Secretary, as well as a director. Mr. Zhongpeng Chen also was appointed a director of the Company. As a result of the Share Exchange, HGSL became the wholly owned subsidiary of the Company and ZHONGDEHUI (SZ) DEVELOPMENT CO., LTD (“ZDSE”), HGSL’s indirect, wholly-owned subsidiary, became the Company’s sole operational business. Consequently, the Company believes that the Share Exchange has caused the Company to cease to be a shell company.

7

ZDSE was incorporated as a limited company in the Peoples’ Republic of China (the “PRC”) on January 19, 2016. ZDSE is a professional management coaching organization engaged in researching, developing and applying methods for helping individuals to improve their personal and professional leadership skills and effectiveness. ZDSE’s clients consist of executive managers from large scale, small and medium-sized enterprises, as well as professionals and employees in various fields. The Company conducts business in one segment which is the provision of educational services in the PRC.

As of June 30, 2020, the Company’s subsidiaries are as follows:

Entity	Date of incorporation	Date of acquisition	Place of incorporation	Percentage of legal ownership by the Company	Principal activities
Huahui Group Stock Limited (“HGSL”)	May 17, 2017	N/A	Seychelles	100%	Investment holding
Huahui Group Co., Limited (“HGCL”)	May 29, 2017	N/A	Seychelles	100%	Investment holding
Huahui Group (HK) Co., Limited (“HGHK”)	January 4, 2017	April 20, 2018	Hong Kong	100%	Investment holding
Huahui (Shenzhen) Education Management Co., Limited (“HEMC”)	March 28, 2017	April 20, 2018	PRC	100%	Investment holding
Shenzhen Huahui Shangxing Education Consulting Co., Limited (“HSEC”)	January 5, 2018	May 4, 2018	PRC	100%	Investment holding
Zhongdehui (Shenzhen) Education Development Co., Limited (“ZDSE”)	January19, 2016	June 27, 2018	PRC	100%	Educational services
Huahui Technology (HK) Co., Limited	March 25, 2020	N/A	Hong Kong	100%	Investment holding

8

2.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a)   Basis of Presentation

The accompanying financial statements include the balances and results of operations of the Company have been prepared pursuant to the rules and regulations of the U.S. Securities and Exchanges Commission (“SEC”) and in conformity with generally accepted accounting principles in the U.S. (“US GAAP”).

The accompanying financial statements are presented on the basis that the Company is a going concern. The going concern assumption contemplates the realization of assets and the satisfaction of liabilities in the normal course of business.

(b)   Basis of Consolidation

The consolidated financial statements include the financial statements of the Company and its subsidiaries. Subsidiaries are all entities over which the Company has control. Control exists when the Company has the power over the entity, exposure, or rights to variable returns from involvement in the entity, and the ability to use power over the entity to affect returns through its power over the entity. In assessing control, potential voting rights that presently are exercisable are taken into account. The financial statements of subsidiaries are included in the consolidated financial statements from the date that control commences until the date that control ceases.

(c)   Use of estimates

The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, related disclosures of contingent liabilities at the balance sheet date, and revenue and expenses in the financial statements and accompanying notes. Significant accounting estimates reflected in the Company’s financial statements include the valuation allowance for deferred tax assets, economic lives and impairment of leasehold improvements and equipment, allowance for doubtful accounts and etc. Actual results could differ from those estimates and such differences could affect the results of operations reported in future periods.

(d)   Business combinations

Business combinations are recorded using the acquisition method of accounting. The purchase price of the acquisition is allocated to the tangible assets, liabilities, identifiable intangible assets acquired and non-controlling interest, if any, based on their estimated fair values as of the acquisition date. The excess of the purchase price over those fair values is recorded as goodwill. Acquisition-related expenses and restructuring costs are expensed as incurred.

(e)   Cash and Cash Equivalents

The Company considers all highly liquid investments purchased with original maturities of three months or less to be cash equivalents. All cash and cash equivalents relate to cash on hand and cash at bank at June 30, 2020 and 2019.

The Renminbi is not freely convertible into foreign currencies. Under the PRC Foreign Exchange Control Regulations and Administration of Settlement, Sales and Payment of Foreign Exchange Regulations, the Company is permitted to exchange Renminbi for foreign currencies through banks that are authorized to conduct foreign exchange business.

(f)   Leasehold Improvement and Equipment

An item of leasehold improvement and equipment is stated at cost less any accumulated depreciation and any accumulated allowance for decrease in value (if any).

9

The cost of an item of leasehold improvement and equipment comprises its purchase price, import duties and non-refundable purchase taxes (after deducting trade discounts and rebates) and any costs directly attributable to bringing the asset to the location and condition necessary for it to be capable of operating in the manner intended by management. These can include the initial estimate of costs of dismantling and removing the item, and restoring the site on which it is located, the obligation for which an entity incurs either when the item is acquired or as a consequence of having used the item during a particular period.

The cost of replacing part of leasehold improvement and equipment is included in the carrying amount of the asset when it is probable that future economic benefits will flow to the Company and the carrying amount of those replaced parts is derecognized. Repairs and maintenance are charged to the statement of income during the financial period in which they are incurred.

Depreciation is calculated on the straight-line basis to write off the cost of each asset to its residual value over the estimated useful life as follows:

Leasehold improvement	Shorter of the lease term or estimated useful life
Furniture and education equipment	5 years
Computer equipment and software	3-5 years

The assets’ residual value, useful lives, and depreciation method are regularly reviewed.

(g)   Impairment of long-lived assets

The Company reviews its long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may no longer be recoverable. Whenever there is an indication showing a permanent decrease in the amount of leasehold improvement and equipment; such as an evidence of obsolescence or physical damage of an asset, significant changes in the manner in which an asset is used or is expected to be used, the Company shall recognize loss on decrease in value of leasehold improvement and equipment in the statement of income where the carrying amount of asset is higher than the recoverable amount. The Company measures impairment by comparing the carrying value of the long-lived assets to the estimated undiscounted future cash flows expected to result from the use of the assets and their eventual disposition. If the sum of the expected undiscounted cash flow is less than the carrying amount of the assets, the Company would recognize an impairment loss based on the fair value of the assets. The Company did not record any impairment losses on long-lived assets during the six months ended June 30, 2019 and 2020.

(h)   Value added tax (“VAT”)

On January 1, 2012, the PRC Ministry of Finance and the State Administration of Taxation officially launched a pilot VAT reform program (“Pilot Program”), applicable to businesses in selected industries. Such VAT Pilot Program was phased in Beijing, Jiangsu, Anhui, Fujian, Guangdong, Tianjin, Zhejiang, and Hubei between September and December 2012. Business in the Pilot Program would pay VAT instead of sales tax. Starting from August 1, 2013, the Pilot Program was expanded to cover all regions in the PRC. Implementation of the Pilot Program, the new enrollment system development services and other operating services which were previously subject to business tax are therefore subject to VAT at the rate of 6% of revenue. The net VAT balance between input VAT and output VAT is recorded as accrued expenses in the Company’s financial statements.

The preferential tax rate for small-scale VAT taxpayers is 3%. The VAT rate of branches of ZDSE were 3% and 6%.

(i)   Income Recognition

Recognition of Revenue

Revenue is reported net of business taxes and VAT. The educational services consist of training programs and courses. Tuition is generally paid in advance and is initially recorded as deferred revenue. The Company had $421,561 and $509,385 of deferred revenue as of June 30, 2020 and December 31, 2019, respectively, which will be recognized as revenue within the next 12 months. Revenue is recognized proportionately as the instruction is delivered over the period of the course for the course fees collected.

10

Revenue is generated through delivery services. Revenue is recognized when a customer receives services and is recognized in an amount that reflects the consideration that the Company expects to receive in exchange for those services. In addition, the standard requires disclosure of the nature, amount, timing, and uncertainty of revenue and cash flows arising from contracts with customers. The amount of revenue that is recorded reflects the consideration that the Company expects to receive in exchange for those services. The Company applies the following five-step model in order to determine this amount:

(i)	identification of the services in the contract;

(ii)	determination of whether the services are performance obligations, including whether they are distinct in the context of the contract;

(iii)	measurement of the transaction price, including the constraint on variable consideration;

(iv)	allocation of the transaction price to the performance obligations; and

(v)	recognition of revenue when (or as) the Company satisfies each performance obligation.

The Company only applies the five-step model to contracts when it is probable that the Company will collect the consideration it is entitled to in exchange for the goods or services it transfers to the customer. Once a contract is determined to be within the scope of ASC 606 at contract inception, the Company reviews the contract to determine which performance obligations the Company must deliver and which of these performance obligations are distinct. The Company recognizes as revenues the amount of the transaction price that is allocated to the respective performance obligation when the performance obligation is satisfied or as it is satisfied. Generally, the Company’s performance obligations are transferred to customers as services are performed over the remaining contractual terms.

For all reporting periods, the Company has not disclosed the value of unsatisfied performance obligations for all service revenue contracts with an original expected length of one year or less, which is an optional exemption that is permitted under the adopted rules.

Other Income and other expenses

Other income, and other expenses are recognized on an accrual basis in accordance with the substance of the relevant agreements.

(j)   Operating leases

The Company determines if an arrangement contains a lease at inception. The Company elected the practical expedient, for all asset classes, to account for each lease component of a contract and its associated non-lease components as a single lease component, rather than allocating a standalone value to each component of a lease. For purposes of calculating operating lease obligations under the standard, the Company’s lease terms may include options to extend or terminate the lease when it is reasonably certain that the Company will exercise such option. The Company’s leases do not contain material residual value guarantees or material restrictive covenants. Operating lease expense is recognized on a straight-line basis over the lease terms. The discount rate used to measure a lease obligation is usually the rate implicit in the lease; however, the Company’s operating leases generally do not provide an implicit rate. Accordingly, the Company uses its incremental borrowing rate at lease commencement to determine the present value of lease payments. The incremental borrowing rate is an entity-specific rate which represents the rate of interest a lessee would pay to borrow on a collateralized basis over a similar term with similar payments.

11

(k)   Earnings Per Share

The Company reports earnings per share in accordance with ASC 260 “Earnings Per Share”, which requires presentation of basic and diluted earnings per share in conjunction with the disclosure of the methodology used in computing such earnings per share. Basic earnings per share excludes dilution and is computed by dividing income available to common stockholders by the weighted average common shares outstanding during the reporting period. Diluted earnings per share takes into account the potential dilution that could occur if securities or other contracts to issue common stock were exercised and converted into common stock. Further, if the number of common shares outstanding increases as a result of a stock dividend or stock split or decreases as a result of a reverse stock split, the computations of a basic and diluted earnings per share shall be adjusted retrospectively for all periods presented to reflect that change in capital structure.

The Company’s basic earnings per share is computed by dividing the net income available to holders by the weighted average number of the Company’s ordinary shares outstanding. Diluted earnings per share reflects the amount of net income available to each ordinary share outstanding during the period plus the number of additional shares that would have been outstanding if potentially dilutive securities had been issued. The Company had no potentially dilutive ordinary shares as of June 30, 2020 or December 31, 2019.

(l)   Foreign Currency Translation

The Company’s reporting currency is the U.S. dollar and the functional currency is the Chinese Renminbi (“RMB”). All assets and liabilities are translated at exchange rates at the balance sheet date and revenue and expenses are translated at the average yearly exchange rates and equity is translated at historical exchange rates. Any translation adjustments resulting are not included in determining net income but are included in foreign exchange adjustment to other comprehensive income, a component of equity.

Transactions in currencies other than the functional currencies during the year are converted into the applicable functional currencies at the applicable rates of exchange prevailing at the dates of the transactions. Exchange gains and losses are recognized in the statements of operations.

The exchange rates utilized as follows:

	2020H1	2019H1
Year-end RMB exchange rate	7.0343	6.9630
Average annual RMB exchange rate	7.0650	6.9044

No representation is made that the RMB amounts could have been, or could be, converted into U.S. dollars at the rates used in translation.

(m)  Foreign Currency Risk

The RMB is not a freely convertible currency. The State Administration for Foreign Exchange, under the authority of the People’s Bank of China, controls the conversion of the RMB into other currencies. The value of the RMB is subject to changes in central government policies and to international economic and political developments affecting supply and demand in the China Foreign Exchange Trading System market. 100% of the Company’s cash and cash equivalents are in RMB as of June 30, 2020.

12

(n)   Fair Value

Fair value is the price that would be received from selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. When determining the fair value measurements for assets and liabilities required or permitted to be recorded at fair value, the Company considers the principal or most advantageous market in which it would transact and it considers assumptions that market participants would use when valuing the asset or liability. Authoritative literature provides a fair value hierarchy which prioritizes the inputs to valuation techniques used to measure fair value into three broad levels. The level in the hierarchy within which the fair value measurement in its entirety falls is based upon the lowest level of input that is significant to the fair value measurement as follows:

Level 1

Level 1 applies to assets or liabilities for which there are quoted prices in active markets for identical assets or liabilities.

Level 2

Level 2 applies to assets or liabilities for which there are inputs other than quoted prices included within Level 1 that are observable for the asset or liability such as quoted prices for similar assets or liabilities in active markets; quoted prices for identical assets or liabilities in markets with insufficient volume or infrequent transactions (less active markets); or model-derived valuations in which significant inputs are observable or can be derived principally from, or corroborated by, observable market data.

Level 3

Level 3 applies to assets or liabilities for which there are unobservable inputs to the valuation methodology that are significant to the measurement of the fair value of the assets or liabilities.

(o)   Fair Value of financial instruments

The Company’s financial instruments consist primarily of cash and cash equivalents and accounts payable. The carrying amounts of cash and cash equivalents, accounts payable and amount due to related parties approximate their fair values due to the short-term maturities of these instruments.

(p)   Income Taxes

Income tax expense comprises current and deferred taxation and is recognized in profit or loss except to the extent that it relates to items recognized directly in other comprehensive income or equity, in which case it is recognized directly in other comprehensive income or equity. Current tax is the expected tax payable on the taxable income for the year, using tax rates enacted or substantively enacted at the reporting date, and any adjustment to tax payable with respect to previous periods.

The Company accounts for income taxes using the asset and liability approach. Under this method, deferred tax assets and liabilities are determined based on the difference between the financial reporting and tax basis of assets and liabilities, net of operating loss carry forwards and credits, by applying enacted tax rates that will be in effect for the period in which the differences are expected to reverse. The effect on deferred taxes of a change in tax rates is recognized in the statements of operations in the period of change.

The Company accounts for uncertain tax positions by reporting a liability for unrecognized tax benefits resulting from uncertain tax positions taken or expected to be taken in a tax return. Tax benefits are recognized from uncertain tax positions when the Company believes that it is more likely than not that the tax position will be sustained on examination by the tax authorities based on the technical merits of the position. The Company recognizes interest and penalties, if any, related to unrecognized tax benefits in income tax expenses.

(q)   Comprehensive income

Comprehensive income includes net income and foreign currency translation adjustments. Comprehensive income is reported in the statements of comprehensive income.

(r)   Concentration of credit risk

Financial instruments that potentially expose the Company to significant concentration of credit risk consist primarily of cash and cash equivalents. As of June 30, 2020, substantially all of the Company’s cash and cash equivalents were deposited with financial institutions with high-credit ratings and quality. The Company did not have any customers constituting 10% or more of the net revenues during the year ended June 30, 2020.

13

(s)   Share Capital

Incremental costs directly attributable to the issue of ordinary shares are recognized as a deduction from equity.

(t)   Recent accounting pronouncements

Recent accounting pronouncements adopted

In May 2014, the FASB issued ASU 2014-09, “Revenue from Contracts with Customers (Topic 606).” ASU 2014-09 requires revenue recognition to depict the transfer of goods or services to customers in an amount that reflects the consideration that a company expects to be entitled to in exchange for the goods or services. To achieve this principle, a company must apply five steps including identifying the contract with a customer, identifying the performance obligations in the contract, determining the transaction price, allocating the transaction price to the performance obligations, and recognizing revenue when (or as) the company satisfies the performance obligations. Additional quantitative and qualitative disclosure to enhance the understanding about the nature, amount, timing, and uncertainty of revenue and cash flows is also required. ASU 2014-09 is effective for fiscal years, and interim periods within those years, beginning after December 15, 2017. In April 2016, the FASB issued ASU 2016-10, “Identifying Performance Obligations and Licensing.” ASU 2016-10 clarifies the following two aspects of ASU 2014-09: identifying performance obligations and licensing implementation guidance. The effective date of ASU 2016-10 is the same as the effective date of ASU 2014-09. The Company adopted this ASU on January 1, 2018 and determined it had no impact on its consolidated financial statements as of December 31, 2019 and June 30, 2020.

In January 2016, the FASB issued a new pronouncement ASU 2016-01 Financial Instruments-Overall: Recognition and Measurement of Financial Assets and Financial Liabilities. The ASU requires equity investments (except those accounted for under the equity method of accounting or those that result in consolidation of the investee) to be measured at fair value with changes in fair value recognized in net income. The ASU also requires an entity to present separately in other comprehensive income the portion of the total change in the fair value of a liability resulting from a change in the instrument-specific credit risk when the entity has elected to measure the liability at fair value in accordance with the fair value option for financial instruments.

ASU 2016-01 was further amended in February 2018 by ASU 2018-03, “Technical Corrections and Improvements to Financial Instruments—Overall (Subtopic 825-10): Recognition and Measurement of Financial Assets and Financial Liabilities”. This update was issued to clarify certain narrow aspects of guidance concerning the recognition of financial assets and liabilities established in ASU 2016-01. This includes an amendment to clarify that an entity measuring an equity security using the measurement alternative may change its measurement approach to a fair valuation method in accordance with Topic 820, Fair Value Measurement, through an irrevocable election that would apply to that security and all identical or similar investments of the same issued.

ASU 2016-01 and ASU 2018-03 are effective for public companies for fiscal years beginning after December 15, 2017, including interim periods within those fiscal years. Adoption of the amendment must be applied by means of a cumulative-effect adjustment to the balance sheet as of the beginning of the fiscal year of adoption, except for amendments related to equity instruments that do not have readily determinable fair values which should be applied prospectively. The Company adopted this ASU on January 1, 2018 and determined it had no impact on its consolidated financial statements as of December 31, 2019 and June 30, 2020.

In February 2016, the FASB issued ASU 2016-02, Leases (Topic 842). The guidance supersedes existing guidance on accounting for leases with the main difference being that operating leases are to be recorded in the statement of financial position as right-of-use assets and lease liabilities, initially measured at the present value of the lease payments. For operating leases with a term of 12 months or less, a lessee is permitted to make an accounting policy election not to recognize lease assets and liabilities. For public business entities, the guidance is effective for fiscal years beginning after December 15, 2018, including interim periods within those fiscal years. Early application of the guidance is permitted. In transition, entities are required to recognize and measure leases at the beginning of the earliest period presented using a modified retrospective approach. Effective January 1, 2019, the Company adopted this standard resulted in the recognition of right-of-use assets of $301,751 and operating lease liabilities of $301,751 as of June 30, 2020.

14

In June 2016, the FASB issued ASU 2016-13, Financial Instruments — Credit Losses (Topic 326), Measurement of Credit Losses on Financial Statements. This ASU requires a financial asset (or group of financial assets) measured at amortized cost basis to be presented at the net amount expected to be collected. The allowance for credit losses is a valuation account that is deducted from the amortized cost basis of the financial asset(s) to present the net carrying value at the amount expected to be collected on the financial asset. This Accounting Standards Update affects entities holding financial assets and net investment in leases that are not accounted for at fair value through net income. The amendments affect loans, debt securities, trade receivables, net investments in leases, off balance sheet credit exposures, reinsurance receivables, and any other financial assets not excluded from the scope that have the contractual rights to receive cash. For public business entities, the amendments in this Update are effective for fiscal years beginning after December 15, 2019, including interim periods within those fiscal years. All entities may adopt the amendments in this Update through a cumulative-effect adjustment to retained earnings as of the beginning of the first reporting period in which the guidance is effective (that is, a modified-retrospective approach). The Company adopted this ASU on January 1, 2020 and determined it had no impact on its consolidated financial statements as of December 31, 2019 and June 30, 2020.

In November 2016, the FASB issued ASU 2016-18: Statement of Cash Flows (Topic 230): Restricted Cash. The amendments in this Update require that a statement of cash flows explain the change during the period in the total of cash, cash equivalents, and amounts generally described as restricted cash or restricted cash equivalents. Therefore, amounts generally described as restricted cash and restricted cash equivalents should be included with cash and cash equivalents when reconciling the beginning-of-period and end-of-period total amounts shown on the statement of cash flows. The amendments in this Update do not provide a definition of restricted cash or restricted cash equivalents. The amendments in this ASU on update are effective for public business entities for fiscal years beginning after December 15, 2017, and interim periods within those fiscal years. Early adoption is permitted, including adoption in an interim period. The amendments in this Update should be applied using a retrospective transition method each period presented. The Company adopted this ASU on January 1, 2018 and determined it had no impact on its consolidated financial statements as of December 31, 2019 and June 30, 2020.

In January 2017, the FASB issued ASU 2017-01: Business Combinations (Topic 805): Clarifying the Determination of Business. The Update requires that when substantially all of the fair value of the gross assets acquired (or dispose of) is concentrated in a single identifiable asset or a group of similar identifiable assets, the set is not a business. This screen reduces the number of transactions that need to be further evaluated. If the screen is not met, the amendments in this ASU on update (1) required that to be considered a business, a set must include, at a minimum, an input and a substantive process that together significantly contribute to the ability to create output and (2) remove the evaluation of whether a market participant could replace missing elements. Public business entities should apply the amendments in this Update to annual periods beginning after December 15, 2017, including interim period within those periods. Early adoption of the amendments in this Update is allowed. The amendments in this Update should be applied prospectively on or after the effective date. No disclosure is required at transition. The Company adopted this pronouncement on its consolidated financial statements as of and for the year ended December 31, 2019 and June 30, 2020.

The Company reviews new accounting standards as issued. Management has not identified any other new standards that it believes will have a significant impact on the Company’s financial statements.

15

3.    LEASEHOLD IMPROVEMENT AND EQUIPMENT, NET

	June 30, 2020	December 31, 2019
Furniture and education equipment	$12,636	$27,125
Computer equipment and software	65,090	46,120
Leasehold improvements	65,298	83,413
	$143,024	$156,658
Less: accumulated depreciation	(74,577)	(56,001)
	$68,447	$100,656

Depreciation expense for the six months ended June 30, 2020 and 2019 was $19,499 and $37,469, respectively. The Company did not record any long-lived asset impairment losses during the year ended December 31, 2019 and the six months ended June 30, 2020.

4.    OTHER RECEIVABLES

Other receivables mainly represent accounts that lend to Qianhai Daxing Huashang (Shenzhen) Co., Ltd, and rental and utilities deposit paid for the Guangzhou office. The amount is fully refundable.

5.    OTHER PAYABLES AND ACCRUALS

	June 30, 2020	December 31, 2019
Accounts payable	$8,545	$61,898
Accrued payroll and welfare payable	56,040	107,284
VAT and other taxes payable	(2,460)	25,728
Others (a)	57,230	32,655
	$119,355	$227,565

(a)	Others primarily include office rental and property management fee payable by Liaoning branch of ZDSE.

6.    INCOME TAXES

Nevada

The Company’s parent entity, HHEG Nevada, is a U.S entity through February 2019 and is subject to the United States federal income tax. No provision for income taxes in the United States has been made as HHEG had no United States taxable income for the six months ended June 30, 2020 and 2019.

In February 2019, HHEG Nevada was redomiciled from Nevada to the Cayman Islands. As a result of the redomicile, the accumulated tax loss of HHEG cannot be utilized against any taxable income in the United States available in the future.

Cayman Islands

HHEG Cayman is tax-exempted companies incorporated in Cayman Islands. Under the current laws of Cayman Islands, the Company is not subject to income, corporate or capital gains tax, and Cayman Islands currently have no form of estate duty, inheritance tax or gift tax. In addition, payments of dividends and capital in respect of their shares are not subject to taxation and no withholding will be required in the Cayman Islands on the payment of any dividend or capital to any holder of their shares, nor will gains derived from the disposal of their shares be subject to Cayman Islands income or corporation tax. No provision for income taxes in Cayman Islands has been made as the Company had no taxable income for the six months ended June 30, 2020 and 2019.

16

Seychelles

HGSL and HGCL are tax-exempted companies incorporated in Seychelles. Under the current laws of Seychelles, the Company and HGCL are not subject to income, corporate or capital gains tax, and Seychelles currently have no form of estate duty, inheritance tax or gift tax. In addition, payments of dividends and capital in respect of their shares are not subject to taxation and no withholding will be required in the Seychelles on the payment of any dividend or capital to any holder of their shares, nor will gains derived from the disposal of their shares be subject to Seychelles income or corporation tax. No provision for income taxes in Seychelles has been made as the Company and HGCL had no taxable income for the six months ended June 30, 2020 and 2019.

Hong Kong

HGHK is incorporated in Hong Kong and is subject to an income tax rate of 16.5% for taxable income generated from operations in Hong Kong. No provision for income taxes in Hong Kong has been made as HGHK had no taxable income for the six months ended June 30, 2020 and 2019.

PRC

The Company’s PRC subsidiaries are subject to 25% standard enterprise income tax except for those accepted as deemed profit method enterprises, or qualified for small-scale enterprises, or granted preferential tax treatment. No provision for income taxes in the PRC has been made on HSMC and HSEC as they had no taxable income for the six months ended June 30, 2020 and 2019.

Income tax expense (benefits)

	For the six months ended June 30,
	2020	2019
	(Unaudited)	(Unaudited)
Current tax benefit	$(1,902)	$-
Deferred tax (benefit) expense	(7,964)	47,866
	$(9,866)	$47,866

ZDSE is the Company’s only operating subsidiary. The deferred income tax assets are calculated according to the preferential tax rate of 5% for the six months ended June 30, 2020. The components of provision for income taxes and tax charges for the six months ended June 30, 2019, are calculated at a statutory tax rate of 25%.

	For the six months ended June 30,
	2020	2019
	(Unaudited)	(Unaudited)
(Loss) income before tax	$(423,287)	$83,868
Tax (credit) expense calculated at statutory tax rate	(105,822)	20,967
Valuation allowance	95,956	26,899
	$(9,866)	$47,866

17

Recognized deferred tax assets and liabilities

The movement in the deferred income tax account is as follows:

	June 30, 2020	December 31, 2019
Beginning of the year	$-	$129,812
Credited/(Debited) to the statement of income (loss)	7,964	(129,322)
Exchange difference	(51)	(490)
End of the period/year	$7,913	$-

Deferred tax assets are recognized for tax loss and carry forwards only to the extent that realization of the related tax benefit through the future taxable profits is probable. As of the year ended December 31, 2019, the Company had utilized all net operating loss carried-forward.

As of the six months ended June 30, 2020, the Company had net operating loss carried-forward of $159,276, which will expire on various dates from December 31, 2021 to December 31, 2025. The deferred income tax assets of ZDSE are calculated according to the preferential tax rate of 5% for the six months ended June 30, 2020.

7.    LEASES

The adoption of the new lease guidance did not have a material impact on the Company’s results of operations or liquidity but resulted in the recognition of operating lease liabilities and operating lease right-of-use assets on its balance sheets. Right-of-use (“ROU”) assets represent the right to use an underlying asset for the lease term, and lease liabilities represent the obligation to make lease payments arising from the lease. ROU assets and liabilities are recognized at the lease commencement date based on the estimated present value of lease payments over the lease term.

The Company leased various training centers in the PRC, rent expense for the six months ended June 30, 2020 was $165,791. The Company has two operating leases with the lease term over one year expiring in March and August 2022, which are classified as operating leases. There are no residual value guarantees and no restrictions or covenants imposed by the lease. The Company has $301,751 of right-of-use assets, $119,355 in current operating lease liabilities, and $152,874 in non-current operating lease liabilities as of June 30, 2020.

Significant assumptions and judgments made as part of the adoption of this new lease standard include determining (i) whether a contract contains a lease, (ii) whether a contract involves an identified asset, and (iii) which party to the contract directs the use of the asset. The discount rates used to calculate the present value of lease payments were determined based on hypothetical borrowing rates available to the Company over terms similar to the lease terms.

The Company’s future minimum payments under long-term non-cancelable operating leases are as follows:

	As of June 30, 2020	As of December 31, 2019
Within 1 year	182,594	184,612
After 1 year but within 5 years	154,840	250,729
Total lease payments	337,433	435,341
Less: imputed interest	(35,682)	(19,571)
Total lease obligations	301,751	415,770
Less: current obligations	(148,877)	(173,292)
Long-term lease obligations	152,874	242,478

18

Other information:

	For the six months ended
	June 30, 2020	June 30, 2019
Cash paid for amounts included in the measurement of lease liabilities:
Operating cash flow from operating lease	73,763	68,086
Right-of-use assets obtained in exchange for operating lease liabilities	97,352	485,282
Remaining lease term for operating lease (years)	1.75 to 2.17	2.75
Weighted average discount rate for operating lease	4.75%	4.75%

8.     RELATED PARTIES TRANSACTIONS

(a) The Company had the following balances due to related parties:

	Relationship	June 30, 2020	December 31, 2019
Junze Zhang	Shareholder and director of the Company	333,083	444,802
Total		$333,083	$444,802

The balances represent cash advances from related parties.

The balances with related parties are unsecured, non-interest bearing and repayable on demand.

(b) Transactions

	For the six months ended June 30,
	2020	2019
Repayment to related parties
Hengqing Investment Consultation (SZ) Partnership Business (LP)	-	57,485
Henghui Investment Consultation (SZ) Partnership Business (LP)	-	4,274
Junze Zhang	170,593	-
Mengling Zhang	5,956	46,050
	176,549	107,809

Cash advance from related parties
Hengqing Investment Consultation (SZ) Partnership Business (LP)	-	139,290
Qing Zuo	-	1,730
Junze Zhang	60,627	105,674
Mengling Zhang	5,956	1,730
Zihua Wu	-	3,500
	66,583	251,924

During the first half of 2020, the Company repaid to Zhang Junze $170,593, proceeds from Zhang Junze was $60,627, exchange difference was $1,753.

9.    RESERVES

(a)   Legal reserve

Pursuant to the laws applicable to the PRC’s Foreign Investment Enterprises, the Company must make appropriations from after-tax profit to non-distributable reserve funds. Subject to certain cumulative limits, the general reserve requires annual appropriations of 10% of after-tax profits as determined under the PRC laws and regulations at each year-end until the balance reaches 50% of the PRC entity registered capital; the other reserve appropriations are at the Company’s discretion. These reserves can only be used for specific purposes of enterprise expansion and are not distributable as cash dividends. During the six months ended June 30, 2020 and 2019, the Company did not accrue any legal reserve.

19

(b)   Currency translation reserve

The currency translation reserve represents translation differences arising from translation of foreign currency financial statements into the Company’s reporting currency.

10.  PRIOR YEAR ADJUSTMENT

In order to match the cost of revenue more accurately, the salaries of coaching-related staff of ZDSE were included in cost of revenue account since January 1, 2020. Prior year adjustments have been passed and the impact of such adjustments summarized below:

	For the six months ended June 30, 2019
	As previously stated	Prior year adjustment	As restated
Cost of Revenue	$77,987	121,961	199,948
General and administrative expenses	$542,177	(121,961)	420,216

11.  SUBSEQUENT EVENTS

Novel coronavirus (“COVID-19”) has spread rapidly to many parts of China and other parts of the world in the first quarter of calendar year 2020. The epidemic has resulted in quarantines, travel restrictions, and the temporary closure of stores and facilities in China and elsewhere. Substantially all of the Group’s revenue and workforce are concentrated in China. Consequently, the COVID-19 outbreak may affect the Group’s business operations and its financial condition and operating results for fiscal year 2020, including but not limited to negative impact to the Group’s total revenues. Although as of June 1, 2020, all branches of ZDSE (a subsidiary engaged in career management guidance business) have been reopened, the extent of the future business disruption and the related financial impact cannot be reasonably estimated at this time because of the significant uncertainties surrounding the COVID-19 outbreak.

In accordance with ASC 855-10, the Company has analyzed its operations from June 30, 2020 to the date of when the financial statements were issued and has determined that the Company does not have any material subsequent events to disclose in these financial statements.

20

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
RESULTS OF OPERATIONS

The following discussion and analysis of the consolidated results of operations of the Company and its subsidiaries for the six months ended June 30, 2020 and 2019 and the consolidated financial condition as of June 30, 2020, should be read in conjunction with the Company’s consolidated financial statements and the notes to those financial statements that are included in this Report. Our discussion includes forward-looking statements based upon current expectations that involve risks and uncertainties, such as our plans, objectives, expectations and intentions. Actual results and the timing of events could differ materially from those anticipated in these forward-looking statements as a result of a number of factors. We use words such as “anticipate,” “estimate,” “plan,” “project,” “continuing,” “ongoing,” “expect,” “believe,” “intend,” “may,” “will,” “should,” “could” and similar expressions to identify forward-looking statements.

Neither the Company nor HGSL conducts any substantive operations of its own; the Company conducts its primary business operations through ZDSE. ZDSE was incorporated in Shenzhen under the laws of the PRC on January 19, 2016 and was acquired by HGSL on June 28, 2018. ZDSE is engaged in providing executive coaching services in the PRC and in consulting.

OVERVIEW

Financial Highlights for the Six Months Ended June 30, 2020

● Net revenues decreased by 70.6% to $205,164, compared with $698,117 for the first half of fiscal year 2019.

● Operating loss was $421,740, compared with an income from operations of $73,435 in the same period of 2019.

● Net loss was $413,421, compared with a net income of $36,002 in the same period of 2019.

● Cash used in operating activities was $804,764, compared with $189,647 generated from operating activities in the same period of 2019.

● Number of trainees decreased by 42% to 275, compared with 474 for the first half of fiscal year 2019.

Impact from COVID-19

The COVID-19 pandemic adversely affected the Company’s operations during the first six months of 2020. After the national holiday for Chinese New Year in January, the Company took measures to temporarily suspend operations at its facilities in accordance with government requirements to contain the outbreak. As of June 1, 2020, all branches of ZDSE (a subsidiary company engaged in the business of professional management coaching) have been re-opened. During the period of the temporary facility closure, the Company acted quickly and effectively to establish and maintain open communication with the trainees through a variety of methods. The Company distributed high-quality educational content through online platform in this unprecedented time and gained positive feedback from trainees. The Company now has 147 online members.

To address the impact of the pandemic upon the Company, we took the following steps: 1. sought reduction of our rent, 2. applied for rent relief subsidies from the government, 3. implemented other cost control measures, and 4. took steps to optimize the number and usage of our personnel. Even with the pandemic we are continuing our efforts to grow and enhance our business by exploring the acquisition of other Internet education enterprises and at the optimum time to establish new companies to increase the Company’s business income.

Due to the coronavirus outbreak in China, ZDSE’s revenues in the first half of 2020 fell by 70.6% compared to the first half of 2019. However, as of the date of this Report, the company’s operations have returned to normal. There can be no assurance that the coronavirus pandemic, or another future epidemic, will not cause future disruptions to the company’s operations.

21

For purposes of the following discussion and analysis, references to ‘‘we,’’ ‘‘our’’ and ‘‘us’’ refers to the Company or ZDSE, as appropriate.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

We prepare our financial statements in conformity with U.S. GAAP, which requires management to make certain estimates and apply judgments. We base our estimates and judgments on historical experience, current trends and other factors that management believes to be important at the time the financial statements are prepared. On a regular basis, we review our accounting policies and how they are applied and disclosed in our condensed financial statements. Actual results could differ from those estimates made by management.

Our significant accounting policies are described in note 2 to our consolidated financial statements.

RESULTS OF OPERATIONS - HUAHUI EDUCATION GROUP LIMITED

The following discussion should be read in conjunction with the consolidated financial statements of Huahui Education Group Limited included in this Report.

Financial and Operating Data

(In US$, except number of trainees and percentages)

	For The Six Months Ended June 30,
	2020	2019	Pct. Change
Revenue	205,164	698,117	-70.6%
Operating (loss) income	(421,740)	73,435	-674.3%
Net (loss) income	(413,421)	36,002	-1248.3%
Number of trainees	275	474	-42.0%

For the Six Months Ended June 30, 2020 Compared to the Six Months Ended June 30, 2019

Revenue

Net revenue for the six months ended June 30, 2020 was $205,164 compared to $698,117 for the six months ended June 30, 2019, a decrease of $492,953 or 70.6%. The decrease was due to the decrease in the number of trainees and the corresponding decrease in revenue from tuition fees as the Company began the temporary closures of all facilities in China beginning in late January as a result of the COVID-19 outbreak.

Cost of Revenue

Cost of revenue for the six months ended June 30, 2020 was $88,888, compared to $199,948 for the six months ended June 30, 2019, a decrease of $111,060, or 55.5%. This decrease was primarily due to reduced labor costs because ZDSE’s employees were only paid for basic living expenses during the temporary closures of all facilities in China beginning in late January that resulted from the COVID-19 outbreak.

22

Operating Expenses

Selling and marketing expenses for the six months ended June 30, 2020 were $154, compared to $4,518 for the same period of 2019, a decrease of $4,364 or 96.6%, which was primarily due to the temporary suspension of most of ZDSE’s operations due to COVID-19.

General and administrative expenses for the six months ended June 30, 2020 were $537,862, compared to $420,216 for the same period of 2019, an increase of $117,646, or 28.0%. The increase in general and administrative expenses primarily resulted from an increase in administrative personnel, office lease expenses and legal and professional fees.

The general and administrative expenses of the Company for the six months ended June 30, 2020, without consolidating the general and administrative expenses of its subsidiaries, were $268,154, an increase of $92,282 over the same period in 2019, mainly due to the increases in personnel, office space and legal and professional fees of the headquarters.

The general and administrative expenses of ZDSE for the six months ended June 30, 2020 were $269,708, an increase of $25,365 over the same period in 2019. Although ZDSE opened two new branches in March and June of 2019, expenses in the first half of 2020 increased only slightly over expenses in the first half of 2019 due to stringent cost control and other measures taken in response to the COVID-19 outbreak.

The following table sets forth the main components of our general and administrative expenses for the six-month periods ended June 30, 2020 and 2019.

	For the Six Months Ended June 30, 2020		For the Six Months Ended June 30, 2019
	Amount (UD$)	% of Total	Amount (US$)	% of Total
General and Administrative Expenses:
Salary and welfare	$168,265	31%	$118,654	28%
Travel and accommodations	$5,641	1%	$12,810	3%
Rental expenses	$165,791	31%	$95,557	23%
Office expenses	$42,059	8%	$18,423	4%
Legal and professional fees	$101,023	19%	$51,952	12%
Other	$55,083	10%	$122,820	30%
Total general and administrative expenses	$537,862	100%	$420,216	100%

Operating Loss

Operating loss for the first half of 2020 was $421,740, compared with an income from operations of $73,435 in the same period of 2019, primarily due to the significant decrease in revenue that resulted from the COVID-19 outbreak.

Net Loss

Net loss for the six months ended June 30, 2020 was $413,421, compared with net income of $36,002 for the same period of 2019, primarily due to the significant decrease in revenue that resulted from the COVID-19 outbreak.

23

Liquidity and Capital Resources

Sources of Liquidity

During the six months ended June 30, 2020, $804,764 cash was used in operating activities, compared to $189,647 provided by operating activities during the six months ended June 30, 2019. In late January 2020, in accordance with the control measures and regulations introduced by the government in response to the COVID-19 epidemic, the Company began the temporary closure of its facilities in China. This had a significant adverse impact on our operating cash flow, as the majority of the cash inflow is derived from the collection of tuition fees from such facilities. $1,047 was used in investing activities during the six months ended June 30, 2020, as compared to $142,129 used in investing activities during the six months ended June 30, 2019, and $109,996 was used in financing activities, as compared to $144,115 provided by financing activities during the six months ended June 30, 2019. The resulting change in cash for the six months ended June 30, 2010 was a decrease of $929,076, as compared to an increase of $188,926 during the six months ended June 30, 2019. The cash and cash equivalents balance on January 1, 2020 was $1,165,793, and on June 30, 2020 it was $236,717. The net repayment to related parties was $109,966, compared with $144,115 proceeds from advances from related parties in the same period of 2019.

As of June 30, 2020, we had $1,175,750 in total liabilities, which was primarily comprised of deferred revenue ($421,561) and amount due to related parties ($333,083), as compared to $1,626,216 in total liabilities as of December 31, 2019, which was primarily comprised of deferred revenue ($509,385) and amount due to related party ($444,802).

We had revenues of $205,164 and a net loss of $413,421 for the six month period ended June 30, 2020, compared to revenues of $698,117 and net income of $36,002 for the six month period ended June 30, 2019. In addition, we had a working capital deficit of $451,758 and a stockholders’ deficit of $226,521, compared to a working deficit of $81,701 and stockholders’ equity of $192,247 at December 31, 2019.

24

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

September 28, 2020

Huahui Education Group Limited (Registrant)

/s/ ZHANG Junze
President and Chief Financial Officer

25